January 12, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Alexandra Barone Joshua Shainess Division of Corporation Finance

Re:	Grindr Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed January 12, 2023 File No. 333-268782

Ladies and Gentlemen:

This letter sets forth responses of Grindr Inc. (the “Registrant”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 28, 2022 (the “Comment Letter”) with respect to the Registration Statement on Form S-1 filed with the Commission by the Registrant on December 13, 2022 (the “Registration Statement”).

For your convenience, each comment of the Staff from the Comment Letter has been set forth in bold and italics below and the Registrant’s comments have been provided immediately thereafter. Unless otherwise indicated, capitalized terms used herein have the same meanings assigned to them in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and the Registrant is concurrently filing Amendment No. 1 with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Registrant’s responses correspond to page numbers in Amendment No. 1.

Registration Statement on Form S-1 filed December 13, 2022

Cover Page

1.
We note your disclosure of the substantial number of shares of Common Stock being registered for potential resale by selling securityholders pursuant to this prospectus. Please highlight that your two largest stockholders, who beneficially own approximately 72.5% of your issued and outstanding Common Stock in the aggregate, will be able to sell all of their securities held for so long as the registration statement of which this prospectus forms a part is in effect. Also identify any applicable lock-up restrictions and disclose the dates upon which those restrictions will be removed.

Response:

In response to the first request in the Staff’s comment, the Registrant has revised the disclosure on the cover page and pages 52 of Amendment No.1 to highlight the disproportional ownership of the two largest stockholders and the fact that they will be able to sell all of their securities held for so long as the registration statement of which this prospectus forms a part is in effect.

In response to the second request in the Staff’s comment, the Registrant has revised the disclosure on the cover page and pages 51 and 52 of Amendment No.1 to disclose any applicable lock-up restrictions and the dates upon which those restrictions will be removed.

Prospectus Summary, page 1

2.
Given the likelihood that you will not receive cash proceeds from the exercise of the warrants since the warrants are currently out of the money, please describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response:

In response to the Staff’s comment, the Registrant has added disclosure on pages 4, 55, and 77 of Amendment No.1 to highlight the fact that any cash proceeds to be received by the Registrant will be dependent on the prevailing public trading price of its Common Stock, and the likelihood that the warrant holders will not exercise their warrants if the warrants are out of the money. The Registrant supplementally advises the Staff that it believes its liquidity position and capital resources have not been materially impacted by the redemption of shares in the Business Combination following the Closing. The Registrant has added disclosure on page 81 to this effect.

Risk Factors

Sales of our Common Stock and/or Warrants or the perception of such sales..., page 52

3.
Expand your risk factor on page 52 to disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.

Response:

In response to the Staff’s comment, the Registrant has expanded the risk factor disclosure on page 52 of Amendment No.1.

 We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions related to this letter, please contact Dave Peinsipp at (415) 693-2177.

Sincerely,

/s/ David Peinsipp
David Peinsipp

cc:	George Arison, Grindr Inc. Vandana Mehta-Krantz, Grindr Inc. William Shafton, Grindr Inc. David Peinsipp, Cooley LLP Kristin VanderPas, Cooley LLP